UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________

FORM 11-K
__________________________

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

[   ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____
Commission file number 001-07160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST
Elkhart, Indiana

Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

CONTENTS

                Report of Independent Registered Public Accounting Firm                                       1

                Financial Statements

                        Statements of Net Assets Available for Benefits                                     2

                Statements of Changes in Net Assets Available for Benefits                            3

                Notes to Financial Statements                                                 4

                Supplemental Schedules

                Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                          10

                Schedule H, Line 4j - Schedule of Reportable Transactions                             11

Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana

We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the 2004 financial statements was conducted for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004 and the supplemental Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Elkhart, Indiana
June 21, 2005

Contents
Coachmen Industries, Inc. Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments (Note 3)	$26,804,039	$21,873,704
Accrued investment income	4,687	4,248
Contributions receivable
Employee	63,812	-
Employer	19,131	-
Cash	803	653

Net assets available for benefits	$26,892,472	$21,878,605

See accompanying notes to financial statements.

Contents
Coachmen Industries, Inc. Retirement Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003

Additions to net assets attributed to:
Interest and dividends	$300,489	$188,878
Net appreciation in fair value of investments	1,971,143	3,179,707
Contributions
Employee	3,973,049	3,923,276
Employer	1,262,930	1,148,830
Rollovers	95,646	126,272
	5,331,625	5,198,378
Total additions	7,603,257	8,566,963

Deductions from net assets attributed to:
Benefits paid to participants	2,576,062	2,429,613
Administrative expenses	13,328	14,044
Total deductions	2,589,390	2,443,657

Net increase	5,013,867	6,123,306

Net assets available for benefits
Beginning of year	21,878,605	15,755,299

End of year	$26,892,472	$21,878,605

See accompanying notes to financial statements.

Contents
    Coachmen Industries, Inc. Retirement Plan and Trust
    Notes to Financial Statements
    December 31, 2004 and 2003

     1.   PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who have six months of service (one year of service prior to July 1, 2004) and are 18 years of age, except those employees covered under a collective bargaining agreement. The Plan was amended effective January 1, 2005 to change the service requirement to three months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective November 1, 2002, employees of a wholly owned subsidiary, which was acquired in 2001, were allowed to contribute to the Plan. These employees were previously enrolled in a plan of the acquired company, the assets of which (representing the participants’ account balances) have not been transferred into the Coachmen Industries, Inc. Retirement Plan and Trust as of December 31, 2004. Effective January 1, 2005, the net assets of this plan, which aggregated $899,288, were transferred to the Plan.

Contributions: The Company can make matching and discretionary profit sharing contributions to the Plan as determined by management of the Company. Contributions may be made in either cash or Coachmen Industries, Inc. common stock. Twenty-five percent (25%) of the Employer match is restricted to Employer stock and cannot be sold until age 55; at that time 20% per year can be sold. Effective January 1, 2005, the restriction of the Employer match to Employer stock was removed. Participants may contribute up to 20% of their annual compensation to the Plan. Participants who qualify may also make annual catch-up contributions to the Plan. Effective January 1, 2005, the Plan was amended to allow voluntary contributions of up to 50% of annual compensation, not to exceed limits established by the Internal Revenue Service. Participant contributions and any non-restricted Employer contributions are invested in various funds available to the Plan as directed by the participants. Profit sharing contributions are allocated to participants based on compensation.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) Plan earnings, net of administrative expenses. Allocations of the Company's contributions are based on annual compensation. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Prior to January 1, 2005, the Plan did not allow for participant loans, however, participant loans of merged plans, outstanding as of the effective dates of the mergers, were allowed as investments of the Plan until paid in full. Participants pay interest on these loans at a fixed rate based on the prime rate at the time of loan origination, which is credited to the participant’s account. The loans are collateralized by the participant’s vested account balance. Effective January 1, 2005, the Plan was amended to permit participant loans.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

Payment of Benefits: Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these individuals aggregated $14,130 and $28,104 at December 31, 2004 and 2003, respectively.

Contents
Coachmen Industries, Inc. Retirement Plan and Trust
Notes to Financial Statements
December 31, 2004 and 2003

1.     PLAN DESCRIPTION, Continued

Forfeitures: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce future Employer matching contributions. As of December 31, 2004 and 2003, there were $27,412 and $25,278, respectively, of forfeitures available to reduce future Employer contributions. During the years ended December 31, 2004 and 2003, $27,401 and $142,094, respectively, of forfeitures were used to reduce Employer matching contributions.

2.     ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

Basis of Accounting: The financial statements are prepared using the accrual method of accounting.

Valuation of Investments: Investments are reported at fair value. The fair values of investments in mutual funds and Coachmen Industries, Inc. common stock are determined by quoted market prices. The fair value of investments in common collective trust funds are based upon the net asset values of the funds, as reported by the custodian. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined using the average cost method.

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions: Contributions from employees, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. (United States) generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, common collective trust funds and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contents
Coachmen Industries, Inc. Retirement Plan and Trust
Notes to Financial Statements
December 31, 2004 and 2003

3.     INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2004 and 2003:

	2004	2003

ABN AMRO Growth "N" Fund	$5,263,440	$4,419,483
ABN AMRO Income Plus Fund	3,836,092	3,610,055
ABN AMRO Veredus Aggressive Growth Fund	3,880,090	2,827,821
Janus Balanced Fund	2,812,675	2,796,660
Pimco Total Return Fund	2,041,725	1,933,554
ABN AMRO S&P 500 Index Fund	2,209,089	1,797,530
Coachmen Industries, Inc. common stock	1,754,645	1,506,722
Dodge & Cox Stock Fund	2,175,962	1,431,660
Putnam International Growth Fund	1,395,915	1,281,657

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$1,623,009	$2,383,294
Common trust funds	338,245	522,700
Coachmen Industries, Inc. common stock	9,889	273,713

	$1,971,143	$3,179,707

The nonparticipant directed investments of the Plan resulting from the first 25% of the Employer matching contribution are commingled with other participant directed investments in the ABN AMRO Income Plus Fund, ABN AMRO Investor Money Market Fund and the Coachmen Industries, Inc. common stock. The Plan is unable to separately account for the nonparticipant directed portions of these funds. Accordingly, the information presented below reflects the aggregate balances and activity in the ABN AMRO Income Plus Fund, ABN AMRO Investor Money Market Fund and the Coachmen Industries, Inc. common stock which contain 100% of the nonparticipant directed net assets of the Plan.

Contents
Coachmen Industries, Inc. Retirement Plan and Trust
Notes to Financial Statements
December 31, 2004 and 2003

3.     INVESTMENTS, Continued

Information about the net assets available for benefits as of December 31, 2004 and 2003, and the significant components of the changes in net assets available for benefits for the years then ended, relating to the partially nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net Assets Available for Benefits:
Coachmen Industries, Inc. common stock	$1,754,645	$1,506,722
Common trust fund	3,836,092	3,610,055
Money market fund	33,496	24,357
	$5,624,233	$5,141,134

	Years Ended December 31,
	2004	2003
Change in Net Assets Available for Benefits:
Contributions	$962,613	$865,120
Net appreciation in fair value of investments	140,685	422,132
Benefits paid to participants	(623,159)	(838,432)
Other	2,960	5,205
	$483,099	$454,025

4.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Internal Revenue Code (“IRC”) and ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.     TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan and the Internal Revenue Service has determined and informed the sponsor of the prototype by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

Contents

Coachmen Industries, Inc. Retirement Plan and Trust
Notes to Financial Statements
December 31, 2004 and 2003

5.     TAX STATUS AND REPORTING, Continued

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$26,892,472	$21,878,605
Amounts allocated to withdrawing participants	(14,130)	(28,104)
Net assets available for benefits per the Form 5500	$26,878,342	$21,850,501

The following is a reconciliation of benefits paid to participants per the accompanying financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$2,576,062	$2,429,613
Add:
Amounts allocated to withdrawing participants, current year	14,130	28,104
Less:
Amounts allocated to withdrawing participants, prior year	(28,104)	(4,175)

Benefits paid to participants per Form 5500	$2,562,088	$2,453,542

6.     PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Fees paid by the Plan to ABN AMRO Trust Services Company, trustee of the Plan, were $13,328 and $14,044 for the years ended December 31, 2004 and 2003, respectively. Cash dividends of $23,039 and $17,146 were paid to the Plan by Coachmen Industries, Inc. for 2004 and 2003, respectively.

Contents

Coachmen Industries, Inc. Retirement Plan and Trust
Notes to Financial Statements
December 31, 2004 and 2003

6.     PARTIES-IN-INTEREST TRANSACTIONS, Continued

The Plan held the following party-in-interest investments:

		2004	2003
Coachmen Industries, Inc.	Common Stock (101,074 shares and 83,199 shares at December 31, 2004 and 2003, respectively)	$1,754,645	$1,506,722
ABN AMRO	Income Plus Fund	3,836,092	3,610,055
ABN AMRO	Growth "N" Fund	5,263,440	4,419,483
ABN AMRO	S&P 500 Index Fund	2,209,089	1,797,530
ABN AMRO	Veredus Aggressive Growth Fund	3,880,090	2,827,821
ABN AMRO	Investor Money Market Fund	33,496	24,357
Participants	Participant Loans	5,425	10,980

Contents

SUPPLEMENTAL SCHEDULES

Contents
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Name of Plan Sponsor:  Coachmen Industries, Inc.
Employer Identification Number:  35-1101097
Three-Digit Plan Number:  001

		Description of Investment
	Identity of Issuer, Borrower, Lessor, or Similar Party	Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
		Mutual Funds
	Dodge & Cox Funds	Dodge & Cox Stock Fund (16,709,894 units)	#	$2,175,962

*	ABN AMRO	ABN AMRO Growth "N" Fund (227,460,673 units)	#	5,263,440

	Royce	Royce Total Return Fund (56,496,154 units)	#	692,643

	Janus	Janus Balanced Fund (132,361,159 units)	#	2,812,675

*	ABN AMRO	ABN AMRO Veredus Aggressive Growth Fund (206,607,577 units)	#	3,880,090

	Putnam	Putnam International Growth Fund (58,949,112 units)	#	1,395,915

	Pimco Funds	Pimco Total Return Fund (191,351,962 units)	#	2,041,725

	American Funds	American Balanced Fund (24,424,293 units)	#	439,394

	Julius Baer	Julius Baer International Equity Fund (8,334,301 units)	#	263,448

		Total mutual funds		18,965,292

		Common Trust Funds
*	ABN AMRO	ABN AMRO Income Plus Fund (676,450,893 units)	$ 3,582,275	3,836,092

*	ABN AMRO	ABN AMRO S & P 500 Index Fund (445,201,282 units)	#	2,209,089

		Total common trust funds		6,045,181

		Common Stock
*	Coachmen Industries, Inc.	Coachmen Industries, Inc. common stock (101,074 shares)	1,507,908	1,754,645

		Money Market Fund
*	ABN AMRO	ABN AMRO Investor Money Market Fund (33,496 shares)	33,496	33,496

		Participant Loans
*	Participant loans	$ 5,425 principal amount, interest rates ranging from 9.00 % to 10.50%, with various maturity dates		5,425

		Total investments		$26,804,039

	* Party-in-interest
	# Form 5500 does not require cost information for participant-directed investments

Contents
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004

Name of Plan Sponsor:  Coachmen Industries, Inc.
Employer Identification Number:  35-1101097
Three-Digit Plan Number:  001

Current
					Expense		Value of	Net
					Incurred		Asset at	Gain
Identity of	Description	Purchase	Selling	Lease	With	Cost of	Date of	or
Party Involved	of Asset	Price	Price	Rental	Transaction	Asset	Transaction	(Loss)

* ABN AMRO	ABN AMRO Income Plus Fund

	Aggregate purchases (321 transactions)	$1,422,035	$-	$-	$-	$1,422,035	$1,422,035	$-

	Aggregate sales (342 transactions)	-	1,326,795	-	-	1,288,665	1,326,795	38,130

* Party-in-interest

Contents

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the retirement plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

By:   /s/ William G. Lenhart
William G. Lenhart, Member of Retirement
Benefits Committee, Administrator of the Plan

June 23, 2005

Contents

	EXHIBIT INDEX
EXHIBIT		SEQUENTIALLY
NUMBER	DESCRIPTION	NUMBERED PAGE

23	Consent of Independent Registered Public	13
	Accounting Firm (filed herewith)

Contents

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52378) of Coachmen Industries, Inc. of our report dated June 21, 2005 related to the financial statements and supplemental schedules of Coachmen Industries, Inc. Retirement Plan and Trust, which appears in this Form 11-K for the year ended December 31, 2004.

/s/ Crowe Chizek and Company LLC

Elkhart, Indiana
June 23, 2005